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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-69808

SEC Mail Processing

MAR 18 2019

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elefant Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255N 400W 106
(No. and Street)

Salt Lake City	UT	84103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name - *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Zelma Collazo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elefant Markets, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

AMY L. GRUIS
Notary Public • State of Utah
Commission # 687482
COMM. EXP. 02-17-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Elefant Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Elefant Markets Inc., (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Mazars USA LLP

We have served as the Company's auditor since 2018.

Woodbury, NY
March 13, 2019

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

ELEFANT MARKETS, INC.
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 481,192
Receivables from clearing broker	589,045
Receivables from affiliates	209,176
Fixed assets, net of accumuated depreciation and amortization of $40,367	184,643
Deposit with clearing broker	500,058
Prepaid expenses	34,328
Other assets	525
Total Assets	$ 1,998,967
Liabilities and Stockholder's Equity	
Liabilities:	
Securities sold, not yet purchased	$ 979
Accounts payable and accrued expenses	171,349
Payable to affiliate	6,733
	179,061
Commitments and contingencies	
Stockholder's equity	
Common stock	1
Additional paid in capital	7,075,846
Accumulated deficit	(5,255,941)
	1,819,906
Total Liabilities and Stockholder's Equity	$ 1,998,967

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Elefant Markets, Inc. (formerly Elefant Markets International, Inc.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Elefant, Inc. (the "Parent"). The Company was initially formed in 2015 as a Corporation in accordance with the laws of the Commonwealth of Puerto Rico and was approved by FINRA to operate as a registered broker dealer on January 9, 2017. The Company's main business line is to trade fixed income instruments on a proprietary basis for both its customers and its own account. As of December 31, 2018, the Company had one customer, Prelude Investment Fund, LP ("Prelude"). Prelude is 20% owned by the Parent through a limited partnership, SLP-1, LLC ("SLP-1").

The Company was initially set up in the Commonwealth of Puerto Rico to take advantage of certain tax benefits being afforded to certain financial institutions of the Commonwealth. However, due to several operational issues, during January 2018, the Company decided to relocate its operations in Salt Lake City, Utah. In connection with this move, the Company converted from a foreign corporation to a domestic corporation in 2018, and changed its name from its former name Elefant Markets International Inc. to is current name of Elefant Markets Inc. There were no changes to the assets and liabilities of the firm in connection with this conversion.

The accompanying Statement of Financial Condition has been prepared on a going concern basis of accounting. To date, the Company has experienced losses primarily due to its operations, which has primarily consisted of developing and testing a proprietary trading platform with no appreciable revenues, as the platform has only recently become operational. The Company intends to begin operating its platform fully during the first half of 2019 at which point it expects to have appreciable revenues. Management has received assurance from its Parent that it will fund operations until such time that the platform is fully operational and profitable, however, this will be dependent on the Parent raising additional funds. While the Parent believes it will raise the funds necessary, such capital raising activity cannot be assured at the present time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("GAAP).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2018, this concentration of cash amounted to approximately $231,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Receivables from Clearing Broker

Receivables from clearing broker represents cash on hand for trading or other purposes. Such receivables are deemed collectible unless an event occurs calling the collectability into question.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives using the straight-line method. Office equipment is depreciated over 3-5 years, and furniture and fixtures are depreciated over 5-7 years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term, which is 4 years. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Clearing Arrangements

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $500,000 and beginning with the third quarter of 2019, a minimum quarterly payment of $100,000 for clearance and execution services will apply.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes

The Company is treated as a corporation for tax purposes. The provision for income taxes includes taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)
The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The Company is subject to examinations by tax authorities for all periods since its inception.

Recently Issued Accounting Pronouncements
Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the considerations to which the company expects to be entitled in exchange for those goods and services, and requires enhanced disclosures. The Company adopted ASU No. 2014-09 on January 1, 2018. At that time, the Company applied the standard using the full retrospective method of adoption. The Company did not experience changes to the timing of recognition of revenue.

Leases
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance became effective for the Company beginning January 1, 2019. The Parent holds the lease and permits the Company to utilize a portion of the space, and allocates a pro-rata share of the lease expense to the Company.

3. RELATED PARTIES

The Company entered into an agreement with an affiliate, Elefant Sciences, LLC ("Sciences") a technology development firm whereby Sciences would assist in the development of the Company's proprietary trading platform, and then thereafter, assist in ongoing operation of the platform. In addition, the Company provided certain administrative support to Sciences in which it will be reimbursed. As of December 31, 2018, the Company was owed $2,500 from Sciences for such reimbursements. Such receivable is included in Receivable from affiliates in the Statement of Financial Condition.

3. RELATED PARTIES (continued)

As discussed in Footnote 1, the Company provides trading services to single customer, Prelude, which is 20% owned by the Parent through SLP. As of December 31, 2018, Prelude owed the Company $204,476. Such receivable is included in Receivable from affiliates in the Statement of Financial Condition.

The Company entered into an agreement with the Parent whereby the Parent would provide certain services to the Company. The Company owed the Parent $6,733 for such services as of December 31, 2018. Such payable is included in Payable to affiliate in the Statement of Financial Condition.

4. FIXED ASSETS

Fixed assets were comprised of the following at December 31, 2018:

Office equipment	$ 225,010
Less: accumulated depreciation and amortization	(40,367)
Fixed assets, net	$ 184,643

5. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $100,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company's Net Capital was $1,391,214 which was 1,291,214 in excess of the required Net Capital of $100,000. At December 31, 2018, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.13 to 1.

6. INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS

Fair Value Hierarchy

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

6. INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS (CONTINUED)

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are supportable. On a monthly basis, the Company engages the services of a third-party independent pricing service to value its securities owned.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

As of December 31, 2018, the Company had only a single financial asset or liability, a government bond held as a short position. Such liability was considered a Level I position.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities may be provided to a diverse group of institutional investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. INCOME TAXES

As a result of the Company's relocation from the Commonwealth of Puerto Rico, the Company has forfeited its net operating losses accumulated in periods prior to January 1, 2018. The Company incurred net operating loss since moving to Utah in January 2018. Such net operating losses carryforwards are available indefinitely. Their utilization is limited to future taxable earnings of the Company and limited to 80% of taxable income in a given year.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, which amounts to approximately $500,000 due primarily to the net operating losses discussed above, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

As of December 31, 2018, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of the Statement of Financial Condition, and no such events require disclosure.